Exhibit 99

                     BAYCORP HOLDINGS, LTD.
                1 New Hampshire Avenue, Suite 125
                 Portsmouth, New Hampshire 03801
            Phone (603) 766-4990  Fax (603) 766-4991

      BayCorp Reports First Quarter 2005 Operating Results
      ----------------------------------------------------

     May  16, 2005 --- BayCorp Holdings, Ltd. ("BayCorp")  (AMEX:
MWH) announced today its operating results for the first quarter ended March 31, 2005. BayCorp reported a net loss of $1,804,000, or approximately $3.23 per share, for the first quarter of 2005 as compared to a net loss of $2,098,000, or approximately $3.33 per share, for the first quarter of 2004.

     The decrease in net loss in the first quarter of 2005 as compared to the first quarter of 2004 was attributable in part to net income of approximately $398,000 from the Company's subsidiary, Nacogdoches Gas, LLC. which owns and develops natural gas and oil assets in East Texas. In the fourth quarter of 2004, BayCorp announced that it had entered into agreements to develop natural gas and oil production wells in Nacogdoches County, Texas. Through its wholly-owned subsidiary, Nacogdoches Gas, LLC, the Company held an approximate 10% working interest in two wells and an approximate 90% working interest in three wells, two producing and one under development, as of March 31, 2005. In addition, the Company recorded a tax refund of $225,000 in the first quarter of 2005 upon receipt of a refund from the State of New Hampshire for overpayment of prior year state income taxes.

     Offsetting this increase to earnings, the Company recorded an unrealized loss on the mark-to-market of the Company's firm forward long-term energy contract of approximately $1,989,000 in the first quarter of 2005 as compared to a net unrealized loss of approximately $1,637,000 in the first quarter of 2004. The mark-to-market value of this long-term contract is based on current projections of power prices over the life of the contract. Forward power prices increased more significantly in the first quarter of 2005 as compared to the first quarter of 2004 primarily due to increases in the forward price of natural gas during those time periods. Power generating plants that use natural gas as a fuel source are increasingly on the margin and therefore are setting the forward price of power in the New England Power Pool ("NEPOOL"). Accordingly, the price of power in NEPOOL is highly dependent on the price of natural gas.

Revenues increased approximately $1,326,000, to $2,360,000 in the first quarter of 2005 as compared to $1,034,000 in the first quarter of 2004. This increase was attributable to Nacogdoches Gas revenues of approximately $931,000, Great Bay Hydro revenues of approximately $144,000 and HoustonStreet revenues of approximately $243,000 in the first quarter of 2005.


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Operating  expenses  in  the  first  quarter  of  2005  increased approximately $907,000, or 58.2%, from $1,559,000  in  the  first
quarter of 2004 to $2,466,000 in the first quarter of 2005.   The
increase  in operating expenses in the first quarter of 2005  was
primarily   attributable   to   Nacogdoches   Gas   expenses   of
approximately $534,000, Great Bay Hydro expenses of approximately $253,000 and HoustonStreet expenses of approximately $201,000. There were no revenues or operating expenses from these companies in the first quarter of 2004.

About BayCorp

     BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. BayCorp currently has wholly owned subsidiaries that include Great Bay Power Marketing, Inc., which purchases and markets power on the open market; Great Bay Hydro Corporation, which owns and operates hydroelectric generating facilities; Nacogdoches Power, LLC, which owns the development rights to the 1000 MW natural gas-fired Sterne Power Project in Nacogdoches County, Texas; Nacogdoches Gas, LLC, which owns and develops interests in natural gas and oil production assets in Nacogdoches County, Texas and Benton Falls Associates, L.P., the owner and operator of a hydroelectric generating facility in
Benton, Maine. BayCorp also holds a majority interest in HoustonStreet Exchange, Inc., which operates HoustonStreet.com, an internet-based independent crude oil and refined products trading exchange.

Forward Looking Statements

Any statements contained in this release regarding the Company's goals, strategies, and expectations are "forward-looking statements." No assurances can be given that the results in any forward-looking statements will be achieved and actual results could differ materially. Please review reports filed by BayCorp with the Securities and Exchange Commission for information and factors that could affect the Company's business.



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

                             BAYCORP HOLDINGS, LTD.
                               STATEMENT OF INCOME
                                   (UNAUDITED)
            (Dollars in thousands, except shares and per share data)


                                                                 Three Months Ended
                                                                     March 31,
                                                                  2005         2004
                                                                  ----         ----

Operating Revenues                                                2,360        $1,034

Operating Expenses                                                2,466         1,559
                                                                -------       -------

Operating Loss Before Mark to Market of Energy Contracts           (106)         (525)

Unrealized Loss on Energy Contracts                               1,989         1,637
                                                                -------       -------

Operating Loss                                                   (2,095)       (2,162)

Other Income                                                         86            64
                                                                -------       -------

Loss before
   Income Taxes and Minority Interest                            (2,009)       (2,098)

Income Taxes                                                        225             0

Minority Interest Expense                                           (20)            0
                                                                -------       -------

Net Loss                                                        ($1,804)      ($2,098)
                                                                =======       =======

Weighted Average Shares Outstanding - Basic and Diluted         557,945       629,353

Basic and Diluted Net Loss Per Share                             ($3.23)       ($3.33)
